
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2012

<u>Via E-mail</u>
Joseph P. Payne
President and Chief Executive Officer
Eloqua, Inc.
1921 Gallows Road, Suite 250
Vienna, VA 22182

> **Re: Eloqua, Inc.**
> **Amendment Nos. 4 and 5 to Registration Statement on Form S-1**
> **Filed April 27 and May 3, 2012, respectively**
> **File No. 333-176484**

Dear Mr. Payne:

We have reviewed the above-referenced filings and related correspondence and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2012.

<u>Executive Compensation</u>

<u>Background and Overview of Our Executive Compensation Objectives, Policies and Procedures, page 113</u>

1. We note your revised disclosure in response to prior comment 1. You state that your philosophy has been to target total cash compensation of your named executive officers at the 75th percentile among pre-IPO companies identified in the surveys referenced in your filing and at the 50th percentile among public companies identified by Compensia. Please identify the companies included in the pre-IPO peer group and disclose the criteria used for including those companies in the group. In addition, as previously requested, disclose where actual payments fell in comparison to each of the two targeted benchmarks you cite.

2. We specifically note your statement that Mr. Payne's total target cash compensation "falls below the range specified above" though it is unclear whether you are referring to both of the percentiles you disclose as a range. Please revise to clarify or advise. In addition, please disclose where Mr. Payne's compensation fell in relation to each of the referenced benchmarks after he received a base salary adjustment and a significant stock option grant in lieu of a greater cash compensation increase.

Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011

Notes to Consolidated Financial Statements

(8) Stockholder's Equity

Exchangeable Common Stock, page F-24

3.   We note your disclosure that in certain instances, Eloqua Corporation, the Company or a subsidiary of the Company may have the right, but not an obligation, to satisfy the redemption obligation by delivering cash equal to the fair market value of the Eloqua, Inc. common stock, which would otherwise have been delivered. Please tell us how the term redemption obligation is defined in the agreement, and the conditions under which you would satisfy the redemption obligation by delivering cash. Tell us what consideration you gave to whether any of these conditions are not solely within your control, and whether there are any conditions that would give you no choice but to settle in cash. Tell us how you considered these conditions in determining the classification and measurement of your non-controlling interest in your financial statements, and tell us the authoritative literature you relied on in making this determination.

Consolidated Financial Statements for the Three Months ended March 31, 2011 and 2012

Notes to Consolidated Financial Statements

(7) Subsequent Events, page F-42

4.   We note your disclosure on page F-31 that on May 1, 2012, the Company's Board of Directors authorized a reverse stock split of its outstanding common stock and exchangeable common stock at a ratio of 1 for 2.5, and that all share and per share information has been retroactively adjusted to reflect the stock split. Please tell us what consideration you gave to also including this disclosure in your Notes to Consolidated Financial Statements for the three months ended March 31, 2011 and 2012.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: <u>Via E-mail</u>
        Christopher J. Austin, Esq.
        Goodwin Procter LLP